SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

DURATA THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

26658A 107

(CUSIP Number)

CANAAN VIII L.P.

c/o CANAAN PARTNERS

285 RIVERSIDE AVENUE, SUITE 250

WESTPORT, CONNECTICUT 06880

(203) 855-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. G62185106	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CANAAN VIII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power - 0 -
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power - 0 -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. G62185106	Page 3 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CANAAN PARTNERS VIII LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power - 0 -
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power - 0 -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. G62185106	Page 4 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CANAAN MANAGEMENT, INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power - 0 -
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power - 0 -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. G62185106	Page 5 of 6 Pages

Reference is hereby made to the Schedule 13D filed with the Securities and Exchange Commission on July 30, 2012 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

ITEM 4.	PURPOSE OF TRANSACTION.

On November 17, 2014 (the “Closing Date”), Actavis W.C. Holding Inc. (“Parent”) completed its tender offer and acquisition of all of the shares of Common Stock of the Issuer (the “Tender Offer and Merger”) at a purchase price of (a) $23.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”) plus (b) one contractual contingent value right per Share (each, a “CVR”), which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate, if any, without interest and net of applicable withholding taxes, if specified milestones are achieved (the Cash Consideration plus one CVR, referred to herein collectively as the “Offer Price”). Also on the Closing Date, (i) each outstanding Issuer stock option fully vested and automatically became cancelled and terminated as of the Closing Date and the holder thereof became entitled to receive (a) an amount in cash, equal to the product of (1) the number of shares of common stock of the Issuer underlying such option multiplied by (2) the excess, if any, of the Cash Consideration over the exercise price per share of such option and (b) one CVR for each share underlying such Issuer stock option outstanding immediately prior to the Effective Time, in each case without interest and less the amount of any tax withholding, and (ii) each outstanding share of Issuer restricted stock fully vested and the restrictions lapsed, and each such share of restricted stock became cancelled and converted into the right to receive the Offer Price, in each case without interest and less the amount of any tax withholding.

All 1,907,064 shares of Common Stock, 1,216 shares of restricted stock and stock options to purchase 8,575 shares of Common Stock that were beneficially owned by the Reporting Persons were sold or cancelled and converted into the right to receive the portion of the Offer Price as described above in connection with the closing of the Tender Offer and Merger.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a), (b), (c), (d) and (e):

As of November 17, 2014, the Reporting Persons beneficially owned 0 shares of Common Stock, as a result of the Tender Offer and Merger, and have ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

13D

CUSIP No. G62185106	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2014

CANAAN VIII L.P.

By:	Canaan Partners VIII LLC, its general partner

By:	/s/ Guy M. Russo
Name: Guy M. Russo
Title: Manager

CANAAN PARTNERS VIII LLC

By:	/s/ Guy M. Russo
Name: Guy M. Russo
Title: Manager

CANAAN MANAGEMENT, INC.

By:	/s/ Guy M. Russo
Name: Guy M. Russo
Title: Vice-President